

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 9, 2007

By US Mail and Facsimile

Mr. Kenneth Uselton
Chief Financial Officer
TGC Industries, Inc.
101 E. Park Blvd. Suite 955
Plano, TX 75074

> **Re:**   **TGC Industries, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2006**
> **Filed March 28, 2007**
> **Form 10-QSB for the Quarter ended March 31, 2007**
> **File No. 0-14908**

Dear Mr. Uselton:

     We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

     Sincerely,

     Karl Hiller
     Branch Chief